Exhibit 99.2

Hello Everyone,

My name is Max Howard here from the Art Operation’s team here at Masterworks.

We are pleased to present xWxhxexnx xYxoxux’xvxex xGxoxtx xax xLxixtxtxlxex xSxpxrxixnxgxtxixmxex xixnx xYxoxuxrx xHxexaxrxtx by Cecily Brown, who in our view, is one of the most celebrated living painters today.

Brown is best known for combining abstraction and figuration with frenzied and vibrant applications of paint.

Her market has continued to grow, with a 21.7% Annual Record Price Growth Rate based on data from November 14, 2000 to December 31, 2022, and Top Auction Records reaching $6.7 million achieved in May of 2018.

The Artwork is representative of Cecily Brown’s gestural oil painting practice, which underwent a stylistic shift in the late 1990s when her characteristically figurative and sexually-explicit imagery gave way to more evocative and largely abstract compositions.

So why do we like this painting? Three reasons:

One: Between 11/14/2000, and 3/23/2022, Brown had a Sharpe Ratio of 1.17, which outperformed both the S&P 500 and the entire Art Market over the same time period.

Two: As of August 21, 2023, largely abstract compositions created in the 2000s through the 2010s represent six of the artist’s top ten auction records, suggesting particular demand for these works amongst collectors.

Three: And while not a guarantee of future Brown returns, to date, Masterworks has exited 3 offerings from Brown with Annualized Returns (net of all costs and fees) of 77.3%, 35.0%, and 27.3%, to investors from the initial offering.

Thank you for joining us, and we look forward to introducing you to this breathtaking work by Cecily Brown.